John H. Lively
The Law Offices of John H. Lively & Associates, Inc.
A Member Firm of The 1940 Act Law GroupTM
11300 Tomahawk Creek Parkway, Suite 310
Leawood, KS 66211
Phone: 913.660.0778 Fax: 913.660.9157
john.lively@1940actlawgroup.com

June 20, 2014

Ms. Catherine Courtney Gordon
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	World Funds Trust (the “Trust”) (File Nos. 811-22172 and 333-148723)

Dear Ms. Gordon:

On May 30, 2014, the Trust filed with the Securities and Exchange Commission (the “Commission”) a Preliminary proxy statement on Schedule 14A. The proxy statement was filed for the purpose of soliciting the vote of shareholders of the B. Riley Diversified Equity Fund (the “Fund”), a series of the Trust, on the approval of a new investment advisory agreement with respect to the Fund between the Trust and B. Riley Asset Management, LLC.

On June 16, 2014, you provided comments to me and my colleagues relating to the proxy statement. This letter responds to those comments. For your convenience and reference, I have summarized the comments in this letter and provided the Trust’s response below each such comment. Contemporaneously, with this letter, which I am submitting to you in a correspondence filing, the Trust is filing a Definitive Proxy Statement. The Definitive Proxy Statement will include responses to the comments as described in this letter.

Interested Trustees

1.	Comment: Please add any Item 5 disclosure relating to shares owned by the Trustees in the Fund.

Response:     The Trust has disclosed in Appendix B beneficial ownership of the Fund’s shares and it provides therein that “As of June 3, 2014, the Trustees and Officers of the Trust did not own shares of the Fund.”

Board Considerations in Approving the New Agreement

2.
Comment:     Under factor 3 (The costs of the services to be provided and the profits to be realized by BRAM from the relationship with the Fund), it is noted that the Board of Trustees considered that the management fee was on the high end, but that the value of the research to be provided by BRAM’s

Ms. Catherine Courtney Gordon
U.S. Securities and Exchange Commission
June 20, 2014

affiliate and advisory services provided by BRAM may provide good value to the Fund’s shareholders. Please note if there are any other considerations with regard to this factor.

Response: The Trust has revised the disclosure to state more affirmatively that the Trustees view that the Fund would benefit from the receipt of the research described in your comment.

Further Information about Voting and the Special Meeting / Outstanding Shares

3.	Comment: Does the 990,329 number represent all outstanding shares of the Fund entitled to be voted.

Response:     The Trust has updated the shares outstanding information to be as of June 3, 2014 (the record date) and the number is now 918,845. This is an accurate number. The Fund is relatively new and at this time does not have a large number of shares outstanding.

*            *            *

The Trust acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to such filings; and

•	The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely,

/s/ John H. Lively

John H. Lively